SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(a)*
                                (AMENDMENT NO. 1)

                                 MEDIABAY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   58446J 10 8
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                                 (CUSIP Number)

                             Brad L. Shiffman, Esq.
                                 Blank Rome LLP
          405 Lexington Avenue, New York, New York 10174 (212) 885-5442
--------------------------------------------------------------------------------
  Name, Address and Telephone Number of Person Authorized to Receive Notice and
                                 Communications)

                                December 8, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

                                  SCHEDULE 13D

-----------------------                                     --------------------
CUSIP NO. 58446J 10 8                                          PAGE 2 OF 4 PAGES
-----------------------                                     --------------------

----------------------- --------------------------------------------------------
1                       NAME OF REPORTING PERSONS
                        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
                        ONLY)

                             Carl T. Wolf
----------------------- --------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) |_|
                                                                         (b) |X|
----------------------- --------------------------------------------------------
3                       SEC USE ONLY

----------------------- --------------------------------------------------------
4                       SOURCE OF FUNDS*

                           PF
----------------------- --------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEMS 2(d) or 2(e)                       |_|

----------------------- --------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                             United States
----------------------- ------- ------------------------------------------------
                        7       SOLE VOTING POWER
                                         1,130,043 shares of Common Stock
       NUMBER OF                         (includes 674,953 shares of  Common
        SHARES                           Stock issuable if options and
     BENEFICIALLY                        warrants are exercised).
       OWNED BY         ------- ------------------------------------------------
         EACH           8       SHARED VOTING POWER
       REPORTING
        PERSON                           0
         WITH           ------- ------------------------------------------------
                        9       SOLE DISPOSITIVE POWER
                                         1,130,034 shares of Common Stock
                                         (includes 674,953 shares of  Common
                                         Stock issuable if options and
                                         warrants are exercised).
                        ------- ------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                         0
----------------------- --------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON

                                1,130,043 shares of Common Stock (includes
                                674,953 shares of Common Stock issuable if options and warrants are exercised).

----------------------- --------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES*

                        | |
----------------------- --------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              4.6%
----------------------- --------------------------------------------------------
14                      TYPE OF REPORTING PERSON*

                              IN
----------------------- --------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS)
                OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 2 of 4 Pages

Item 1.  Security and Issuer.

         This statement relates to the Common Stock, no par value ("Common Stock"), issued by MediaBay, Inc., a Florida corporation (the "Company"), whose principal executive offices are located at 2 Ridgedale Avenue, Suite 300, Cedar Knolls, New Jersey 07927.


Item 2.  Identity and Background.


         This statement is filed by Carl T. Wolf (the "Reporting Person"), an individual. The address of The Reporting Person is 627 Inwood Lane, South Orange, New Jersey 07079.


         The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Wolf is a United States citizen.

Item 3.  Source and Amount of Funds or other Consideration.

         From November 29, 2004 through December 8, 2004, the Reporting Person acquired 720,047 shares of Common Stock upon exercise of options previously granted to the Reporting Person as follows:

         o   145,647 shares on November 29, 2004 at an exercise price of $0.53
         o   19,400 shares on November 30, 2004 at an exercise price of $0.53
         o   15,000 shares on December 3, 2004 at an exercise price of $0.53
         o   25,000 shares on December 7, 2004 at an exercise price of $0.53
         o   294,953 shares on December 8, 2004 at an exercise price of $0.53
         o   220,047 shares on December 8, 2004 at an exercise price of $0.73

         Upon the option exercises, the Reporting Person sold the 720,047 shares at prices ranging from $1.052 to $1.63.

         The source of funds for the purchase of the shares was personal funds.

Item 4.  Purpose of Transaction.

         The shares of Common Stock were acquired by the Reporting Person upon exercise of options and the sales were made for investment purposes. The Reporting Person is no longer a beneficial owner of 5% of the Company's Common Stock.

         The Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (b) through (j) of
Item 4 of Schedule 13D although in his capacity as a director and executive officer of the Company he will be involved in any decisions of the Company to issue additional securities and to effect any such action.


Item 5.  Interest in Securities of the Issuer.

      (a) As of December 9, 2004, the Reporting Person beneficially owns 1,130,043 shares of Common Stock. This amount constitutes approximately 4.6% of the outstanding Common Stock. (The percentage used herein is calculated based upon the 24,028,687 shares of Common Stock issued and outstanding at December 8, 2004. This amount includes (i) 455,090 shares owned of record by the Reporting Person, and (ii) 674,953 shares of Common Stock issuable upon exercise of options held by the Reporting Person.

      (b) The Reporting Person has sole voting and sole dispositive power with respect to all the shares of Common Stock to which this statement relates, except for 455,090 shares which are held in joint accounts with his wife.


                               Page 3 of 4 Pages

      (c) The Reporting Person has not effected any transactions in shares of the Common Stock in the past 60 days other than as indicated below:

            (i)   See Item 3 above.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Materials to be filed as Exhibits.

         None


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: December 10, 2004
                                                /s/ Carl T. Wolf
                                                ---------------------------
                                                Carl T. Wolf


                                Page 4 of 4 Pages